Exhibit (a)(5)(E)

PRESS RELEASE

Stockholm, Sweden, 12 November 2019

Sobi successfully completes acquisition of Dova Pharmaceuticals

Swedish Orphan Biovitrum AB (publ) (Sobi™) (STO:SOBI) and Dova Pharmaceuticals, Inc. (Dova) (NASDAQ: DOVA) announced today the completion of the acquisition of Dova by Sobi.

Following the completion of Sobi’s successful tender offer to purchase outstanding shares of Dova for USD 27.50 per share, net to the seller thereof in cash, without interest and subject to any applicable withholding taxes, plus one non-transferable Contingent Value Right (CVR) which entitles Dova shareholders to an additional USD 1.50 per share upon approval of Doptelet® for use in Chemotherapy-Induced Thrombocytopenia by the US Food and Drug Administration, Sobi acquired all remaining shares of Dova through a merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware. As a result of the transaction, Dova has become an indirect wholly owned subsidiary of Sobi.

At the effective time of the merger, and subject to any perfected appraisal rights, all of the remaining shares of Dova common stock not purchased in the tender offer were converted into the right to receive the same USD 27.50 per share, net in cash, without interest and subject to any applicable withholding taxes, plus one non-transferrable CVR that was paid in connection with the tender offer. The transaction is valued at up to USD 915 million (approximately SEK 9.0 billion) on a fully diluted basis.

About Sobi™

Sobi is a specialised international biopharmaceutical company transforming the lives of people with rare diseases. Sobi is providing sustainable access to innovative therapies in the areas of haematology, immunology and specialty indications. Today, Sobi employs approximately 1,300 people across Europe, North America, the Middle East, Russia and North Africa. In 2018, Sobi’s revenues amounted to SEK 9.1 billion. Sobi’s shares (STO:SOBI) are listed on Nasdaq Stockholm. You can find more information about Sobi at sobi.com.

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Swedish Orphan Biovitrum AB (publ)
Postal address SE-112 76 Stockholm, Sweden
Phone: +46 8 697 20 00  |  www.sobi.com

About Dova Pharmaceuticals, Inc.

Dova Pharmaceuticals was founded in 2016 to commercialise Doptelet® (avatrombopag) for the treatment of thrombocytopenia. Dova Pharmaceuticals’ portfolio comprises of one commercial product, Doptelet. Doptelet is an oral thrombopoietin (TPO) receptor agonist administered with food. Doptelet is approved by both the United States Food and Drug Administration (FDA) and European Medicines Agency (EMA) for treatment of thrombocytopenia (low platelet counts) in adult patients with chronic liver disease (CLD) who are scheduled to undergo a procedure. In June 2019, Doptelet was approved for the treatment of thrombocytopenia in adult patients with chronic immune thrombocytopenia (ITP) who have had an insufficient response to a previous treatment by FDA. Chronic ITP is a rare autoimmune bleeding disorder characterised by low number of platelets, affecting approximately 60,000 adults in the United States.

For more information please contact

Paula Treutiger, Head of Communication & Investor Relations
+ 46 733 666 599
paula.treutiger@sobi.com

Linda Holmström, Corporate Communication & Investor Relations
+ 46 708 734 095
linda.holmstrom@sobi.com

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Swedish Orphan Biovitrum AB (publ)
Postal address SE-112 76 Stockholm, Sweden
Phone: +46 8 697 20 00  |  www.sobi.com